02026714



# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
**FORM 11-K**

**[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2001**

**or**

**[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file number 1-8503**

**HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN**

**Hawaiian Electric Industries, Inc.**

**900 Richards Street, Honolulu, Hawaii 96813**

## REQUIRED INFORMATION

Financial Statements. The statements of net assets available for benefits as of December 31, 2001 and 2000, and the statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000, together with notes to financial statements, and KPMG LLP's audit report thereon, are filed as a part of this annual report and attached hereto as Exhibit 1.

Written Consent. The written consent of KPMG LLP with respect to its accountants' report on the Plan's financial statements is filed as a part of this annual report and attached hereto as Exhibit 2.

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Date: March 27, 2002

By: HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
Its Named Fiduciary

By: Robert F. Mougeot
Robert F. Mougeot
Its Chairman

By: Robert F. Clarke
Robert F. Clarke
Its Member

KPMG

Exhibit 1



# HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

KPMG

P.O. Box 4150
Honolulu, HI 96812-4150

## Independent Auditors' Report

Hawaiian Electric Industries, Inc.
Pension Investment Committee:

We have audited the accompanying statements of net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan (Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2001 (supplemental schedule) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Honolulu, Hawaii
March 1, 2002

**HAWAIIAN ELECTRIC INDUSTRIES**
**RETIREMENT SAVINGS PLAN**

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Investments: | | |
| At fair value | $ 206,282,122 | $ 212,565,116 |
| Participant notes receivable | 3,890,762 | 4,019,045 |
| | 210,172,884 | 216,584,161 |
| Receivables: | | |
| Employers' contributions | 19,305 | 52,825 |
| Participants' contributions due from Hawaiian Electric Industries, Inc. and subsidiaries | 426 | 154,420 |
| Total receivables | 19,731 | 207,245 |
| Payable to Fidelity Institutional Operations Company | (2,866) | (8,850) |
| Net assets available for benefits | $ 210,189,749 | $ 216,782,556 |

See accompanying notes to financial statements.

**HAWAIIAN ELECTRIC INDUSTRIES**
**RETIREMENT SAVINGS PLAN**

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2001 and 2000

| | Year ended December 31, 2001 | Year ended December 31, 2000 |
|---|---|---|
| Investment income: | | |
| Dividend income | $ 2,572,509 | $ 7,462,911 |
| Interest income | 909,078 | 1,038,633 |
| Net depreciation in fair value of investments | (11,963,284) | (5,725,004) |
| | (8,481,697) | 2,776,540 |
| Contributions | 14,200,565 | 14,609,612 |
| Distributions to participants | (12,298,248) | (25,280,415) |
| Administrative expenses and other | (13,427) | (32,342) |
| Net decrease | (6,592,807) | (7,926,605) |
| Net assets available for benefits, beginning of year | 216,782,556 | 224,709,161 |
| Net assets available for benefits, end of year | $ 210,189,749 | $ 216,782,556 |

See accompanying notes to financial statements.

## (1) Plan Description

The Hawaiian Electric Industries Retirement Savings Plan (Plan) was established by Hawaiian Electric Industries, Inc. (Company or HEI) effective April 1, 1984. The latest restatement of the Plan is generally effective January 1, 1998. The Plan is a defined contribution plan.

The following description of the Plan provides general information only. Participants should refer to the Plan documents for more complete description of the Plan's provisions.

### *(a) Administration of Plan Assets*

The board of directors of the Company appoints the Pension Investment Committee (PIC), which is comprised of officers of the Company and its subsidiaries. The PIC is responsible for oversight of investment options and administration of the Plan. The PIC appoints the Administrative Committee to conduct day-to-day administration of the Plan. The Administrative Committee is comprised of employees of the Company and its subsidiaries and is chaired by a member of the PIC.

The Participating Employers and Plan participants pay the Plan's administrative fees.

### *(b) Eligibility*

Regular, full-time, nonbargaining unit employees of the Company and its subsidiaries (Participating Employers) are eligible to participate in the Plan upon employment. Other nonbargaining unit employees, including part-time employees, are eligible to participate in the Plan on the entry date (January 1 or July 1) following completion of one year of service. Bargaining unit employees are eligible to participate in the Plan upon employment, based upon the terms of their respective collective bargaining agreements (and subject to any future changes therein).

### *(c) Salary Reduction Contributions*

Employees participate in the Plan by making salary reduction elections of up to 20% of compensation, as defined in the Plan, subject to a maximum amount of $10,500 in both 2001 and 2000. The dollar limit increased to $11,000 effective January 1, 2002, and will further increase to $12,000 for 2003, $13,000 for 2004, $14,000 for 2005, and $15,000 for 2006 and subsequent years (indexed to changes in the cost of living).

Effective January 1, 2000, eligible employees of American Savings Bank, F.S.B. and its subsidiaries are also eligible to defer, as additional salary reduction contributions, some or all of certain bonuses (designated to Merit Performance Bonus) they may become entitled to receive if certain performance goals are met. Such contributions are not subject to the Plan's 20% contribution limit, but are subject to the other limitations described herein.

For purposes of the Plan, compensation is defined as W-2 earnings, excluding (a) bonuses, fringe benefits, reimbursements, moving and other expense allowances and special executive compensation, and (b) including nontaxable elective contributions made by a Participating Employer to this Plan, a cafeteria plan, or a pre-tax transportation spending plan.

In accordance with Section 415(c) of the Internal Revenue Code (Code), the sum of annual additions to a participant's account under all defined contribution plans is limited to the lesser of $35,000 and $30,000 in 2001 and 2000, respectively, or 25% of the participant's annual taxable compensation plus nontaxable salary reduction contributions made to this Plan, a cafeteria plan, or a pre-tax transportation spending plan. Effective January 1, 2002, the limits increased to $40,000 or 100% of compensation. Participants may also elect to roll over amounts from other qualified plans into the Plan, which amounts are not subject to the Section 415(c) limitation.

Participants who are also covered by a defined benefit plan maintained by the Company and its subsidiaries were subject to additional restrictions and exceptions under Section 415(e) of the Code for years prior to 2000.

In addition, under the provisions of the Code, the Plan must satisfy certain tests designed to prohibit discrimination in favor of highly compensated employees. Each year the Company must determine whether the contributions to the Plan satisfy these tests. If the tests are not satisfied, the Company will limit contributions to the Plan on behalf of highly compensated employees or distribute excess contributions to highly compensated employees to the extent necessary to meet the tests, or both.

### *(d) Employer Nonelective Contributions*

The Plan also provides for employer nonelective contributions by HEI Power Corp. (HEIPC), HEI Power Corp. – Guam (HPG), ProVision Technologies, Inc. (PVT) and Pacific Energy Conservation Services, Inc. (PECS) in the amount of 6% of annual straight-time salaries and wages. Total employer contributions amounted to approximately $31,923 and $53,000 in 2001 and 2000, respectively. HEIPC did not make a contribution for highly compensated employees in 2000 unless the highly compensated employee terminated due to retirement, death or disability, or transferred employment to another Participating Employer. In 2001, HEIPC did not make a contribution for any highly compensated employee. Effective November 21, 2001, HPG ceased participation in the Plan as a result of the sale of its stock and will make no further contributions into the Plan with respect to any period after that date. Employees of all other Participating Employers are not eligible for these employer nonelective contributions.

### *(e) Participant Accounts*

Each participant has an individual account in the Plan, which may include one or more subaccounts. Participants are entitled to benefits to the extent that they are vested in their accounts. Participants are responsible for investing all amounts in their accounts using investment options offered under the Plan. When investment options are discontinued, if participants fail to direct reinvestment of amounts invested in such terminated options within certain time limits, such amounts are automatically reinvested in the American Savings Bank, F.S.B. (ASB) Money Market Account, pending direction by the participant.

Effective January 1, 2002, the portion of the Plan that is invested, pursuant to participant investment directions, in the HEI Common Stock Fund offered through the Plan is designated as an employee stock ownership plan (ESOP).

### *(f) Distributions*

Distributions from participants' accounts are generally made in a lump sum upon retirement, death, permanent disability, other termination of employment, or for certain participants, attainment of age 70-1/2. Active participants who attain age 70-1/2 after December 31, 1999, may elect to defer distribution of the accounts until actual termination of employment.

Until July 1, 2001, distributions from Salary Reduction or Voluntary Contributions Accounts for those employees who were participants prior to 1989 were made in the form of a single-life annuity for unmarried participants or a qualified joint and survivor annuity (QJSA) for married participants. An annuity is a contract purchased from an insurance company that provides payments over the life or lives of one or more individuals. A single-life annuity is based solely on the participant's life. A QJSA provides reduced payments to the participant for life in return for continuing 50% of payments to the participant's spouse if the spouse survives the participant. Single participants may elect a single sum distribution. Married participants could also elect a single-sum distribution with the written consent of the participant's spouse.

Effective July 1, 2001, distributions from all accounts are generally limited to payment in a lump sum. Distributions of HEI common stock held in the HEISOP subaccounts can also be made in installments. Amounts invested in the HEI Common Stock Fund may be distributed either in shares of HEI common stock or, if the participant so elects, in cash.

### *(g) Death Benefits*

Upon the death of a participant, the participant's designated beneficiary is entitled to the full value in the participant's account. A married participant's spouse is automatically the participant's beneficiary unless the participant designates someone else as the beneficiary with the spouse's written consent.

Payment of balances remaining in a participant's accounts is generally made in a lump sum to the designated beneficiary. Payments being made under an annuity contract (which was an available form of benefit for certain participants prior to July 1, 2001) will continue or terminate under the terms of the contract.

Prior to July 1, 2001, death benefits from Salary Reduction or Voluntary Contributions Accounts of participants prior to 1989 were made in the form of a qualified pre-retirement survivor annuity (QPSA), which is an annuity for the life of the spouse. The participant could waive the QPSA in favor of a single-sum distribution with the written consent of the participant's spouse.

Effective July 1, 2001, death benefits are generally payable only in a lump-sum. Distributions of HEI common stock held in the HEISOP subaccounts can also be made in installments. Amounts invested in the HEI Common Stock Fund may be distributed either in shares of HEI common stock or, if the beneficiary so elects, in cash.



(Continued)

### *(h) Withdrawals While Employed*

The Plan allows for one voluntary in-service withdrawal per year of previously allowed after-tax contributions. Effective April 1, 2002, participants are no longer limited to one such withdrawal per year.

Prior to the normal time of distribution, before-tax salary reduction contributions may be withdrawn in the event of hardship. Hardship is defined as an immediate and heavy financial need as a result of, but not limited to, the following: (1) payment of tuition and related educational fees, and room and board expenses for the next 12 months of post-secondary education incurred by the participant, participant's spouse, children, or other tax dependents; (2) the purchase of a participant's principal residence; (3) payment of extraordinary and unreimbursed medical expenses incurred by the participant, participant's spouse, or dependents described in Section 213(d) of the Code incurred by the participant; (4) payment of funeral expenses of a family member; or (5) payments to prevent eviction from a participant's principal residence or foreclosure on a mortgage on the participant's principal residence. Special rules may apply to withdrawal of assets transferred to the Plan from other plans.

From January 1, 1982 through January 1, 1987, under the former HEISOP (now a part of the Plan), participants were allowed to make tax deductible voluntary contributions. Withdrawal of such tax deductible voluntary contributions is allowed upon request.

Effective January 1, 2002, participants who have elected to invest portions of their account balances in the HEI Common Stock Fund (the ESOP component of the Plan) may elect to receive cash distributions of periodic dividends attributable to such investments, or may elect to have such dividends reinvested.

### *(i) Participant Notes Receivable*

Participants are allowed up to two loans outstanding at any one time under the Plan. The first loan may be for any reason and the second loan requires approval by the Administrative Committee and must be for hardship reasons only. The minimum loan amount is $1,000 and the maximum amount of all loans under the Plan is limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the prior 12 months, or 50% of the participant's eligible balance. Loan terms generally range up to 5 years. Loans used to purchase a principal residence can have terms of up to 15 years. The interest rates on the loans are set at the time a participant applies for such loans. Loans bear interest on unpaid principal at the then current interest rate on the ASB Money Market Account offered under the Plan, plus 2%. The participant's account secures the outstanding loan balance. Loans outstanding at December 31, 2001 bear interest at various rates ranging from 5.00% to 9.50%. Principal and interest payments are made ratably through payroll deductions with full payment due at termination of employment or retirement.

*(j) Vesting*

Participants are 100% vested in their accounts at all times, except to the extent that their account balances are derived from employer nonelective (HEIDI) contributions. Employer nonelective (HEIDI) contributions made by HEIPC, HPG, PVT, and PECS and earnings thereon, are subject to the following vesting schedule:

| Years of vesting service | Percentage |
|---|---|
| Less than 2 | 0% |
| 2 or more | 100 |

Participants have no vested interest in employer nonelective contributions and earnings thereon credited to their accounts until the participants have been employed by a Participating Employer for two years of vesting service. An employee who terminates service with less than two years of vesting service will forfeit amounts representing employer contributions and earnings thereon unless the employee returns to employment with a Participating Employer within five years. Forfeitures are used to reduce future employer contributions and are not material for the years ended December 31, 2001 and 2000.

## (2) Summary of Accounting Policies

***(a) Basis of Accounting***

The Plan prepares its financial statements under the accrual method of accounting.

***(b) Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

***(c) Investment Valuation and Income Recognition***

The Plan's investments are stated at fair value determined by the last reported sales price on the last business day of the year (market value). The ASB Money Market Account is stated at cost, which approximates fair value. Participant notes receivable are stated at amortized cost, which approximates fair value. The cost of investments sold is determined on an average-cost basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

***(d) Payment of Benefits***

The Plan records benefits when they are paid.



(Continued)

(e) ***New Accounting Pronouncement***

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2000. The adoption of SFAS No. 133 did not have a material impact on the Plan financial statements.

**(3) Investments**

The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 are separately identified.

| | 2001 | 2000 |
|---|---|---|
| Mutual funds: | | |
| Fidelity Magellan Fund | $ 69,724,740 | $ 80,671,894 |
| Spartan U.S. Equity Index Fund | 17,133,845 | 18,823,344 |
| Fidelity Puritan | 17,036,705 | 16,835,012 |
| Other | 36,624,887 | 36,171,684 |
| | 140,520,177 | 152,501,934 |
| Other funds: | | |
| Hawaiian Electric Industries, Inc. Common Stock Fund | 52,601,858 | 48,500,796 |
| American Savings Bank, F.S.B. Money Market Account | 13,160,087 | 11,562,386 |
| | 65,761,945 | 60,063,182 |
| Total investments at fair value | $ 206,282,122 | $ 212,565,116 |

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $11,963,284 and $5,725,004, respectively, as follows:

| | 2001 | 2000 |
|---|---|---|
| Mutual funds: | | |
| Fidelity Magellan Fund | $ (10,216,134) | $ (11,459,322) |
| Spartan U.S. Equity Index Fund | (2,586,786) | (2,099,225) |
| Fidelity Puritan | (1,083,048) | (210,782) |
| Other | (5,164,240) | (6,584,254) |
| | (19,050,208) | (20,353,583) |
| Other funds: | | |
| Hawaiian Electric Industries, Inc. Common Stock Fund | 7,086,924 | 14,628,579 |
| Net change in fair value | $ (11,963,284) | $ (5,725,004) |



(Continued)

## (4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), and each participating employer has the right to discontinue its contributions or terminate its participation. In the event of Plan termination, affected participants will become 100% vested in their accounts.

## (5) Federal Income Taxes

The Plan and related trust are qualified under the Code and are exempt from federal income taxes under Sections 401(a), 401(k), and 501(a) of the Code. The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 21, 1995, that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter, and has been restated to comply with legislative and regulatory changes since 1994. In 2002, the Company submitted the restated Plan to the IRS for a favorable determination as to its continuing qualified status.

Participants generally are not subject to federal income taxes on pre-tax contributions or on income or realized gains until a distribution from the Plan is made. However, pre-tax contributions are subject to applicable employment taxes.

Participants' income on after-tax contributions made prior to July 1, 1992, is not subject to federal income taxes until a distribution from the Plan is made.

Distributions made before a participant reaches age 59-1/2 are subject to a special 10% excise tax except (1) distributions upon death or permanent disability of the participant; (2) distributions (after separation from service) that are part of a series of substantially equal periodic payments over the life of the participant or the joint lives of the participant and his or her beneficiary; (3) distributions after the participant separates from service after reaching age 55; (4) distributions to an alternate payee under a qualified domestic relations order; (5) distributions on account of extraordinary medical expenses; (6) dividends paid on employer stock and distributed in accordance with Section 404(k) of the Code; and (7) distributions made on account of an IRS levy against a participant's benefits.

Nonannuity distributions made directly to a participant or his or her beneficiary are normally subject to a 20% withholding tax on the distribution. Participants may not elect to forego such withholding. Hardship withdrawals and direct rollovers to another eligible plan or Individual Retirement Account (IRA) are not subject to the 20% withholding tax.

Distributions are generally taxable to a participant in the year of distribution except for (i) amounts rolled over to another tax-qualified plan or IRA within 60 days of receipt of the distribution by the participant or a surviving spouse, (ii) amounts representing net unrealized appreciation in shares of HEI common stock distributed in kind (unless the participant elects to be currently taxed on such appreciation), and (iii) after-tax contributions. Distributions in the form of HEI common stock are valued at fair market value for the purpose of determining the amount distributed, but the portion of such stock distributions representing net unrealized appreciation is not taxed until the participant disposes of the stock (unless the participant elects to be taxed at the time of distribution).

Prior to 2000, certain lump-sum distributions were eligible for special five-year or ten-year forward averaging tax treatment. The forward averaging rules have been repealed. However, participants who attained age 50 before January 1, 1986, may continue to be eligible for forward averaging under transition rules contained in the Tax Reform Act of 1986.

## (6) Related Party Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management and Research Company (FMRC). Fidelity Management Trust Company, an affiliate of FMRC, is the trustee as defined by the Plan and, therefore, transactions with FMRC qualify as party-in-interest transactions. Fees paid by the Plan for record-keeping services provided by FMRC amounted to approximately $30,000 and $32,000 for the years ended December 31, 2001 and 2000, respectively. Plan participants may elect to invest in the Hawaiian Electric Industries, Inc. Common Stock Fund which consists of shares of HEI common stock and short-term liquid investments. HEI is one of the Plan's participating employers and, therefore, these transactions are considered related party transactions.

## HAWAIIAN ELECTRIC INDUSTRIES
## RETIREMENT SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

| (a) | (b) Identity of issue, borrower, lessor, or similar party | (c) Description of investment (number of shares or units) including maturity date, rate of interest, collateral, par, or maturity value | | (d) Current value |
|---|---|---|---|---|
| * | American Savings Bank, F.S.B. Money Market Account | 13,160,087 | $ | 13,160,087 |
| * | Hawaiian Electric Industries, Inc. Common Stock Fund | 3,108,857 | | 52,601,858 |
| | Mutual funds: | | | |
| * | Fidelity Magellan Fund | 669,015 | | 69,724,740 |
| * | Spartan U.S. Equity Index Fund | 421,601 | | 17,133,845 |
| * | Fidelity Puritan Fund | 964,160 | | 17,036,705 |
| * | Fidelity Retirement Money Market Portfolio | 6,202,019 | | 6,202,019 |
| * | Fidelity Overseas Fund | 224,737 | | 6,162,292 |
| | PBHG Emerging Growth Fund | 274,010 | | 4,386,903 |
| | Neuberger Berman Partners Trust | 261,022 | | 4,181,565 |
| * | Fidelity Freedom 2010 Fund | 301,726 | | 3,804,761 |
| | MAS Value Portfolio-Adviser Class | 213,216 | | 3,245,153 |
| * | Fidelity Freedom 2020 Fund | 211,771 | | 2,664,084 |
| * | Fidelity U.S. Bond Index Fund | 165,110 | | 1,783,184 |
| * | Fidelity Freedom 2000 Fund | 123,640 | | 1,424,332 |
| * | Fidelity Freedom 2030 Fund | 111,190 | | 1,396,546 |
| | Invesco Dynamics Fund | 63,055 | | 1,004,465 |
| * | Fidelity Freedom Income Fund | 31,218 | | 341,218 |
| * | Fidelity Freedom 2040 Fund | 3,838 | | 28,365 |
| * | Participant notes receivable | 434 notes receivable with interest rates from 5.00 to 9.50%, maturing in 2001 through 2016 | | 3,890,762 |
| | | | $ | 210,172,884 |

*Party-in-interest

P.O. Box 4150
Honolulu, HI 96812-4150

**Exhibit 2**

## Accountants' Consent

Hawaiian Electric Industries, Inc.
Pension Investment Committee:

We consent to incorporation by reference in Registration Statement No. 333-02103 on Form S-8 of Hawaiian Electric Industries, Inc. of our report dated March 1, 2002, included herein, relating to the statements of net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the years then ended, and related supplemental schedule.

KPMG LLP

Honolulu, Hawaii
March 27, 2002